November 19, 2019

Emily M. Leproust, Ph.D.
President, Chief Executive Officer and Director
Twist Bioscience Corp
681 Gateway Blvd.
South San Francisco, CA 94080

       Re: Twist Bioscience Corp
           Registration Statement on Form S-3
           Filed November 6, 2019
           File No. 333-234538

Dear Dr. Leproust:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws, page 6

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We also note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for resolving
 Emily M. Leproust, Ph.D.
Twist Bioscience Corp
November 19, 2019
Page 2
      any complaint asserting a cause of action arising under the Securities Act. We note that
      Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your prospectus to specifically state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Edwards at (202) 551-6761 or Irene Paik at (202) 551-6553 with any other questions.



                                                             Sincerely,
FirstName LastNameEmily M. Leproust, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameTwist Bioscience Corp
                                                             Office of Life
Sciences
November 19, 2019 Page 2
cc:       Andrew D. Thorpe, Esq.
FirstName LastName